Exhibit 21.1

SUBSIDIARIES OF MILLENNIAL MEDIA, INC.

Name	Jurisdiction of Incorporation
Millennial Media GmbH	Germany
Millennial Media Limited	United Kingdom
Millennial Media Private Limited	Singapore
Millennial Media SAS	France
Cond Acquisition Co.	Delaware